UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SENDTEC, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

81688A 10 6

(CUSIP Number)

Jeffrey A. Welikson

Secretary

Lehman Brothers Holdings Inc.

1301 Avenue of the Americas, 5th floor

New York, NY 10019

(212) 526-0858

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81688A 10 6
1.	Names of Reporting Persons Lehman Brothers Holdings Inc. 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,528,939 (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 5,528,939 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,939 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99% (2)

14.	Type of Reporting Person (See Instructions) HC/CO

(1)  Consists of 3,286,532 shares of Common Stock and 2,242,407 shares of Common Stock issuable upon conversion of Debentures.  Excludes 17,757,593 shares of Common Stock issuable upon conversion of Debentures because the terms of the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)  Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007 and 2,242,407 shares of Common Stock issuable upon conversion of Debentures.

CUSIP No. 81688A 10 6

1.	Names of Reporting Persons Lehman Brothers Inc. 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,528,939 (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 5,528,939 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,939 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99% (2)

14.	Type of Reporting Person (See Instructions) BD/CO

(1)  Consists of 3,286,532 shares of Common Stock and 2,242,407 shares of Common Stock issuable upon conversion of Debentures.  Excludes 17,757,593 shares of Common Stock issuable upon conversion of Debentures because the terms of the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)  Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007 and 2,242,407 shares of Common Stock issuable upon conversion of Debentures.

CUSIP No. 81688A 10 6

1.	Names of Reporting Persons LBI Group Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,528,939 (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 5,528,939 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,528,939 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)    Consists of 3,286,532 shares of Common Stock and 2,242,407 shares of Common Stock issuable upon conversion of Debentures.  Excludes 17,757,593 shares of Common Stock issuable upon conversion of Debentures because the terms of the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)    Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007 and 2,242,407 shares of Common Stock issuable upon conversion of Debentures.

AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 3 amends the Schedule 13D filed on July 6, 2006 (the “Original 13D”) by Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”), Lehman Brothers Inc., a Delaware Corporation (“LBI”), and LB I Group Inc., a Delaware corporation (“LB I Group” and together the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of SendTec, Inc. (formerly, RelationServe Media, Inc.), a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on October 4, 2006 (“Amendment No. 1”) and Amendment No. 2 thereto filed on December 1, 2006 (“Amendment No. 2”).  Terms not defined herein have the respective meanings set forth in the Original 13D or Amendment No. 1.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Schedule A to Amendment No. 2, which sets forth the names, residence and business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons, is hereby amended in its entirety.  Schedule A, as amended, is attached hereto and incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5(a) is hereby amended to read in its entirety as follows:

(a) See Items 7-13 of the cover pages.  LB I Group owns $10 million principal amount of the Debentures issued by STAC.  The Debentures contain a provision that prohibits conversion if the effect of such conversion would be for the holder to own in excess of a specified percentage of the outstanding shares of Common Stock. The SPA Amendment changed the specified percentage from 4.99% to 9.99%.  The amounts reported as beneficially owned in Items 7-13 of the cover pages includes 3,286,532 shares of Common Stock and an additional 2,242,407 shares of Common Stock issuable upon conversion of the Debentures but excludes the balance of the shares of Common Stock issuable upon conversion of the Debentures to the extent the Reporting Persons would, upon conversion, beneficially own more than 9.99% of the Issuer’s Common Stock.  LB I Group is the actual owner of the shares of Common Stock actually owned by the Reporting Persons as well the shares of Common Stock issuable upon conversion of the Debentures. Under the rules and regulations of the Commission, each other Reporting Person that is the direct or indirect corporate parent of an entity may be deemed to be the beneficial owner of the shares of Common Stock reported in Items 7-13 of the cover page of that Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Statement is true, complete and correct.

Dated:  February 13, 2008

LEHMAN BROTHERS HOLDINGS INC.

By	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo, Vice President

LEHMAN BROTHERS INC.

By	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo, Senior Vice President

LB I GROUP INC.

By	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo, Authorized Signatory

SCHEDULE A

Schedule A of Amendment No. 2 is hereby amended to read in its entirety as follows:

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby’s Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc.

SIR CHRISTOPHER GENT Non-Executive Chairman of GlaxoSmithKline plc.	745 Seventh Avenue New York, NY 10019

ROLAND A. HERNANDEZ Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, New york 10019

FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LB I GROUP INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

ERIN M. CALLAN Chief Financial Officer & Global Controller	745 Seventh Avenue New York, NY 10019

MARTIN KELLY Managing Director	745 Seventh Avenue New York, NY 10019

LB I GROUP INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

VINCENT BASULTO Senior Vice President	745 Seventh Avenue New York, NY 10019

CYNTHIA Z. DANIEL Senior Vice President	745 Seventh Avenue New York, NY 10019

JEFFREY A. FERRELL Senior Vice President	745 Seventh Avenue New York, NY 10019

GERARD FOX Senior Vice President	745 Seventh Avenue New York, NY 10019

KEVIN R. GENIRS Senior Vice President	745 Seventh Avenue New York, NY 10019

STEWART A. GOLLMER Senior Vice President	745 Seventh Avenue New York, NY 10019

ERIC W. HESS Senior Vice President	745 Seventh Avenue New York, NY 10019

DENNIS KING Senior Vice President	745 Seventh Avenue New York, NY 10019

KAREN C. MANSON Senior Vice President	745 Seventh Avenue New York, NY 10019

BRIAN G. MELTON Senior Vice President	745 Seventh Avenue New York, NY 10019

BRIAN PAUL Senior Vice President	745 Seventh Avenue New York, NY 10019

LAURIE B. PERPER Senior Vice President	745 Seventh Avenue New York, NY 10019

HIMAYANI PURI Senior Vice President	745 Seventh Avenue New York, NY 10019

ERIC C. SALZMAN Senior Vice President	745 Seventh Avenue New York, NY 10019

ROBERT SHAW Senior Vice President	745 Seventh Avenue New York, NY 10019

JERRY TRUZZOLINO Senior Vice President	745 Seventh Avenue New York, NY 10019

THOMAS BANAHAN Managing Director	745 Seventh Avenue New York, NY 10019

SHANNON M. BASS Managing Director	745 Seventh Avenue New York, NY 10019

STEVEN L. BERKENFELD Managing Director	745 Seventh Avenue New York, NY 10019

THOMAS E. BERNARD Managing Director	745 Seventh Avenue New York, NY 10019

MICHAEL I. BRILL Managing Director	745 Seventh Avenue New York, NY 10019

MICHAEL J. CANNON Managing Director	745 Seventh Avenue New York, NY 10019

JAMES R. EMMERT Managing Director	745 Seventh Avenue New York, NY 10019

MURAT ERKURT Managing Director	745 Seventh Avenue New York, NY 10019

MICHAEL P. GUARNIERI Managing Director	745 Seventh Avenue New York, NY 10019

ROBERT G. HEDLUND III Managing Director	745 Seventh Avenue New York, NY 10019

RUTH E. HOROWITZ Managing Director	745 Seventh Avenue New York, NY 10019

WILLIAM J. HUGHES Managing Director	745 Seventh Avenue New York, NY 10019

GEORGE D. KING Managing Director	745 Seventh Avenue New York, NY 10019

ALEX KIRK Managing Director	745 Seventh Avenue New York, NY 10019

HENRY KLEIN Managing Director	745 Seventh Avenue New York, NY 10019

KURT A. LOCHER Managing Director	745 Seventh Avenue New York, NY 10019

MICHAEL J. ODRICH Managing Director	745 Seventh Avenue New York, NY 10019

GORAN V. PULJIC Managing Director	745 Seventh Avenue New York, NY 10019

ROBERT D. REDMOND Managing Director	745 Seventh Avenue New York, NY 10019

RICK M. RIEDER Managing Director	745 Seventh Avenue New York, NY 10019

JAMES P. SEERY Managing Director	745 Seventh Avenue New York, NY 10019

DEXTER E. SENFT Managing Director	745 Seventh Avenue New York, NY 10019

DAVID S. STONBERG Managing Director	745 Seventh Avenue New York, NY 10019

PAUL H. TICE Managing Director	745 Seventh Avenue New York, NY 10019

BRIAN P. WADE Managing Director	745 Seventh Avenue New York, NY 10019

JARETT WAIT Managing Director	745 Seventh Avenue New York, NY 10019

JEFFREY S. WECKER Managing Director	745 Seventh Avenue New York, NY 10019

Above individuals are citizens of the United States.